SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results

BASIS OF PREPARATION

IFRS profit for long-term business broadly reflects the aggregate of results on a traditional accounting basis. By contrast, EEV is a way of measuring the value of the in-force life insurance business. The value of future new business is excluded from the embedded value. The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. The EEV principles were designed to provide guidance and common principles that could be understood by both users and preparers alongside prescribing a minimum level of disclosures to enable users to understand an entity’s methodology, assumptions and key judgments as well as the sensitivity of an entity’s EEV to key assumptions. Results prepared under the EEV Principles represent the present value of the shareholders’ interest in the post-tax future profits (on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders’ interest in the Group’s long-term business is the sum of the shareholders’ total net worth and the value of in-force business. The Group’s EEV has been prepared in accordance with the relevant regulatory regimes in place at 31 December 2021. It does not anticipate proposed future changes to these regimes.

For the purposes of preparing EEV basis results, insurance joint ventures and associates are included at the Group’s proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV basis results at the Group’s proportionate share of IFRS basis shareholders’ equity, with central Group debt shown on a market value basis.

Key features of the Group’s EEV methodology include:

–
Economic assumptions: The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows. Risk-free rates, and hence investment return assumptions, are based on observable market data, with current market risk-free rates assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.

–
Time value of financial options and guarantees: Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees. At 31 December 2021, the TVOG for continuing operations is $(784) million (31 December 2020: $(1,912) million). The magnitude of the TVOG at 31 December 2021 would be approximately equivalent to a 10 basis point (2020: 30 basis point) increase in the weighted average risk discount rate which has increased 70 basis points since 31 December 2020.

–
Allowance for risk in the risk discount rates: Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates.

The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders.

For example, for health and protection products, which represent about 61 per cent of the value of in-force business and 54 per cent of new business profit, the major sources of shareholder profits are underwriting profits or fixed shareholder charges which have very low market risk sensitivity.

The construct of UK-style with-profits funds in some business units (representing 19 per cent of the value of in-force and 15 per cent of new business profit) reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate.

Accordingly, 80 per cent of the value of in-force is products with low market risk sensitivity and this is reflected in the overall risk discount rate.

For unit-linked products where fund management charges fluctuate with the investment return a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate, this business represents 17 per cent of the value of in-force and 15 per cent of the value of new business profit which limits the impact on the overall risk discount rate. The remaining parts of the business (3 per cent of the value in-force and 16 per cent of the value of new business) relate to non-participating products not covered by the above.

The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 31 December 2021, the total allowance for non-market risk is equivalent to a $(3.7) billion (2020: $(3.2) billion) reduction, or around (8) per cent (2020: (7) per cent) of the embedded value.

Post the demerger of the Group’s US operations, Jackson Financial Inc. (Jackson), in September 2021, the Group’s retained interest in Jackson has been included at its fair value within other (central) operations. This is equivalent to its value within the Group’s IFRS financial statements. Further information is contained in note 5.

EEV RESULTS HIGHLIGHTS FOR CONTINUING OPERATIONS

	2021	2020
		AER		CER
	$m	$m	% change	$m	% change
	note (ii)	note (i)		note (i)
New business profitnote (v)	2,526	2,201	15%	2,240	13%
Annual premium equivalent (APE)note (v)	4,194	3,808*	10%	3,890*	8%
New business margin (APE) (%)	60%	58%	+2pp	58%	+2pp
Present value of new business premiums (PVNBP)	24,153	21,587	12%	22,041	10%

Operating free surplus generatednotes (iii)(v)	2,071	1,888*	10%	1,928*	7%

EEV operating profitnotes (iv)(v)	3,543	3,401	4%	3,444	3%
EEV operating profit, net of non-controlling interests	3,515	3,391	4%	3,434	2%
Operating return on average EEV shareholders’ equity, net of non-controlling interests (%)	8%	8%

Closing EEV shareholders’ equity, net of non-controlling interests	47,355	41,926	13%	41,350	15%
Closing EEV shareholders’ equity, net of non-controlling interests per share (in cents)	1,725¢	1,607¢	7%	1,585¢	9%
*
Re-presented to include amounts relating to Africa.

Notes
(i)
The results above are for the Group’s continuing operations only, excluding results from the discontinued US operations which were demerged in September 2021.
(ii)
The Group has changed its operating segments from 2021, as discussed in note B1.2 of the IFRS financial statements, with Africa operations included in long-term business. New business profit for full year 2020 exclude contributions from Africa.
(iii)
Operating free surplus generated is for long-term and asset management businesses only, before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iv)
Group EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(v)
Presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.

MOVEMENT IN GROUP EEV SHAREHOLDERS’ EQUITY
		2021 $m				2020 $m
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total
	Note			note (i)		note (i)
Continuing operations:
New business profit	1	2,526	-	-	2,526	2,201
Profit from in-force long-term business	2	1,630	-	-	1,630	1,926
Long-term business		4,156	-	-	4,156	4,127
Asset management		284	-	-	284	253
Operating profit from long-term and asset management businesses		4,440	-	-	4,440	4,380
Other income and expenditure	5	-	(723)	-	(723)	(826)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		4,440	(723)	-	3,717	3,554
Restructuring and IFRS 17 implementation costs		(90)	(84)	-	(174)	(153)
Operating profit (loss) for the year		4,350	(807)	-	3,543	3,401
Short-term fluctuations in investment returns	2	(1,015)	(25)	-	(1,040)	1,937
Effect of changes in economic assumptions	2	412	-	-	412	(996)
Loss attaching to corporate transactions		-	(35)	-	(35)	(121)
Mark-to-market value movements on core structural borrowings	6	-	357	-	357	(247)
Non-operating profit (loss)		(603)	297	-	(306)	573
Profit (loss) for the year from continuing operations		3,747	(510)	-	3,237	3,974
Loss for the year from discontinued US operationsnote (i)		-	-	(10,852)	(10,852)	(3,941)
(Loss) profit for the year		3,747	(510)	(10,852)	(7,615)	33
Non-controlling interests share of profit from continuing operations		(40)	-	-	(40)	(10)
Non-controlling interests share of loss from discontinued US operations		-	-	1,205	1,205	130
(Loss) profit for the year attributable to equity holders of the Company		3,707	(510)	(9,647)	(6,450)	153
Equity items from continuing operations:
Foreign exchange movements on operations		(513)	53	-	(460)	563
Intra-group dividends and investment in operationsnote (ii)		(1,312)	1,312	-	-	-
Demerger dividend in specie from Jackson	5	-	493	(2,228)	(1,735)	-
Other external dividends		-	(421)	-	(421)	(814)
New share capital subscribednote (iii)		-	2,382	-	2,382	13
Other movementsnote (iv)		(85)	323	-	238	(169)
Equity items from discontinued US operations net of non-controlling interestnote (v)		-	-	(206)	(206)	(450)
Net (decrease) increase in shareholders’ equity		1,797	3,632	(12,081)	(6,652)	(704)
Shareholders’ equity at beginning of year		44,317	(2,391)	12,081	54,007	54,711
Shareholders’ equity at end of year		46,114	1,241	-	47,355	54,007

Contribution to Group EEV:
At end of year:
Continuing operations:
Long-term business	2	44,646	-	-	44,646	42,861
Asset management and other	5	690	1,241	-	1,931	(1,756)
Shareholders’ equity, excluding goodwill attributable to equity holders		45,336	1,241	-	46,577	41,105
Goodwill attributable to equity holders		778	-	-	778	821
Total continuing operations		46,114	1,241	-	47,355	41,926
Discontinued US operations		-	-	-	-	12,081
Shareholders’ equity at end of year	7	46,114	1,241	-	47,355	54,007

At beginning of year:
Continuing operations:
Long-term business	2	42,861	-	-	42,861	37,902
Asset management and other	5	635	(2,391)	-	(1,756)	(355)
Shareholders’ equity, excluding goodwill attributable to equity holders		43,496	(2,391)	-	41,105	37,547
Goodwill attributable to equity holders		821	-	-	821	822
Total continuing operations		44,317	(2,391)	-	41,926	38,369
Discontinued US operations		-	-	12,081	12,081	16,342
Shareholders’ equity at beginning of year	7	44,317	(2,391)	12,081	54,007	54,711

	2021				2020
EEV shareholders’ equity per share (in cents)note (vi)	Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total
			note (i)		note (i)
At end of year:
Continuing operations:
Based on shareholders’ equity, net of goodwill attributable to equity holders	1,651¢	45¢	-	1,696¢	1,576¢

Based on shareholders’ equity at end of year	1,680¢	45¢	-	1,725¢	1,607¢
Discontinued US operations	-	-	-	-	463¢
Group total	1,680¢	45¢	-	1,725¢	2,070¢

At beginning of year:
Continuing operations:
Based on shareholders’ equity, net of goodwill attributable to equity holders	1,668¢	(92)¢	-	1,576¢	1,444¢

Based on shareholders’ equity at beginning of year	1,699¢	(92)¢	-	1,607¢	1,475¢
Discontinued US operations	-	-	463¢	463¢	628¢
Group total	1,699¢	(92)¢	463¢	2,070¢	2,103¢

	2021				2020
EEV basis basic earnings per share in centsnote (vii)		Before non-controlling interests	After non- controlling interests	Basic earnings per share	Basic earnings per share
		$m	$m	cents	cents
Based on operating profit from continuing operations after non-controlling interests		3,543	3,515	133.8¢	130.6¢
Based on profit for the year attributable to equity holders of the Company:
From continuing operations		3,237	3,197	121.7¢	152.6¢
From discontinued US operations		(10,852)	(9,647)	(367.1)¢	(146.7)¢
Group total		(7,615)	(6,450)	(245.4)¢	5.9¢

Notes
(i)
Discontinued operations represent the Group’s US business, Jackson, which was demerged in September 2021. The 2020 comparative results have been re-presented to show these operations as discontinued accordingly. The retained interest in Jackson is measured for EEV purposes at fair value, consistent with IFRS, and is included in other (central) operations post the demerger. Further information is provided in note 5.
(ii)
Intra-group dividends represent dividends that have been declared in the year. Investment in operations reflects movements in share capital.
(iii)
New share capital subscribed primarily represents the issuance of new ordinary shares on the Hong Kong Stock Exchange in October 2021 as described in note C8 of the IFRS financial statements.
(iv)
Other movements include reserve movements in respect of valuation movements on the retained interest in Jackson, share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity.
(v)
Equity items from discontinued US operations include mark-to-market value movements on assets backing net worth of $(206) million for 2021 (2020: $552 million). In addition, 2020 included a charge of $(1,112) million relating to the day one impact of the equity investment by Athene into the US business in July 2020.
(vi)
Based on the number of issued shares at 31 December 2021 of 2,746 million shares (31 December 2020: 2,609 million shares).
(vii)
Based on weighted average number of issued shares of 2,628 million shares in 2021 (2020: 2,597 million shares).

MOVEMENT IN GROUP FREE SURPLUS

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year.

For long-term business, free surplus is generally based on (with adjustments) the excess of the regulatory basis net assets for EEV reporting purposes (total net worth) over the capital required to support the covered business. In general, assets deemed to be inadmissible on a local regulatory basis are included in total net worth where considered recognisable on an EEV basis. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Following the application of the Group-wide Supervision (GWS) Framework, both subordinated and senior debt are treated as capital for the purposes of free surplus at 31 December 2021.

A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is set out in note I(i) of the additional financial information. Further information is provided in note 5 and note 6.

		2021 $m				2020 $m
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total
	Note			note (i)		note (i)
Continuing operations:
Expected transfer from in-force business		2,340	-	-	2,340	1,878
Expected return on existing free surplus		157	-	-	157	101
Changes in operating assumptions and experience variances		(173)	-	-	(173)	215
Operating free surplus generated from in-force long-term business	2	2,324	-	-	2,324	2,194
Investment in new businessnote (ii)	2	(537)	-	-	(537)	(559)
Long-term business		1,787	-	-	1,787	1,635
Asset management		284	-	-	284	253
Operating free surplus generated from long-term and asset management businesses		2,071	-	-	2,071	1,888
Other income and expenditure	5	-	(723)	-	(723)	(826)
Operating free surplus generated before restructuring and IFRS 17 implementation costs		2,071	(723)	-	1,348	1,062
Restructuring and IFRS 17 implementation costs		(85)	(84)	-	(169)	(147)
Operating free surplus generated		1,986	(807)	-	1,179	915
Non-operating free surplus generatednote (iii)		142	(60)	-	82	316
Free surplus generated from continuing operations		2,128	(867)	-	1,261	1,231
Free surplus generated from discontinued US operationsnote (i)		-	-	770	770	(998)
Free surplus generated for the year		2,128	(867)	770	2,031	233
Equity items from continuing operations:
Net cash flows paid to parent companynote (iv)		(1,451)	1,451	-	-	-
Demerger dividend in specie from Jackson	5	-	493	(2,228)	(1,735)	-
Other external dividends		-	(421)	-	(421)	(814)
Foreign exchange movements on operations		(43)	53	-	10	136
New share capital subscribednote (v)		-	2,382	-	2,382	13
Other movements and timing differences		54	184	-	238	(171)
Treatment of grandfathered debt instruments under the GWS Framework	5	-	1,995	-	1,995	-
Net subordinated debt issuance/redemption	5	-	(232)	-	(232)	-
Equity items from discontinued US operationsnote (vi)		-	-	(206)	(206)	751
Net movement in free surplus before amounts attributable to non-controlling interests		688	5,038	(1,664)	4,062	148
Change in amounts attributable to non-controlling interests		(21)	-	(85)	(106)	209
Balance at beginning of year		5,983	2,361	1,749	10,093	9,736
Balance at end of yearnote (vii)		6,650	7,399	-	14,049	10,093
Representing:
Free surplus excluding distribution rights and other intangibles		5,651	4,432	-	10,083	6,068
Distribution rights and other intangibles		999	2,967	-	3,966	4,025
Balance at end of year		6,650	7,399	-	14,049	10,093

Contribution to Group free surplus:		2021 $m				2020 $m
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total
	Note			note (i)		note (i)
At end of year:
Continuing operations:
Long-term business	2	5,960	-	-	5,960	5,348
Asset management and other	5	690	7,399	-	8,089	2,996
Total continuing operations		6,650	7,399	-	14,049	8,344
Discontinued US operations		-	-	-	-	1,749
Free surplus at end of year		6,650	7,399	-	14,049	10,093

At beginning of year:
Long-term business	2	5,348	-	-	5,348	3,683
Asset management and other	5	635	2,361	-	2,996	4,276
Total continuing operations		5,983	2,361	-	8,344	7,959
Discontinued US operations		-	-	1,749	1,749	1,777
Free surplus at beginning of year		5,983	2,361	1,749	10,093	9,736

Notes
(i)
Discontinued operations represent the Group’s US business, Jackson, which was demerged in September 2021. The free surplus generated of $770 million in 2021 represents the net effect of the result for the year up to demerger and the adjustment to reflect the fair value at the demerger date. It is not representative of the capital generation in the period for the US operations. The 2020 comparative results have been re-presented to show these operations as discontinued accordingly. The retained interest in Jackson is measured for EEV purposes at fair value, consistent with IFRS, and is included in other (central) operations post the demerger. Further information is provided in note 5.
(ii)
Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(iii)
Non-operating free surplus generation in 2020 included a reinsurance commission of $770 million received as part of a reinsurance transaction undertaken by our business in Hong Kong. During 2021, the treaty resulted in $(59) million being due to the reinsurer under the contract, which is included within non-operating free surplus generation. The surplus generated from the underlying in-force reinsured policies continued to be recognised as operating free surplus generated. Non-operating free surplus generated for other operations represents the post-tax IFRS basis short-term fluctuations in investment returns and gain or loss on corporate transactions for other entities.
(iv)
Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders’ equity primarily relates to intra-group loans, foreign exchange and other non-cash items.
(v)
New share capital subscribed primarily represents the issuance of new ordinary shares on the Hong Kong Stock Exchange in October 2021 as described in note C8 of the IFRS financial statements.
(vi)
Equity items from discontinued US operations include the mark-to-market value movements on assets backing net worth of $(206) million for 2021 (2020: $552 million). In addition, 2020 included a credit of $63 million relating to the day-one impact of the equity investment by Athene into the US business in July 2020.
(vii)
Free surplus at 31 December 2021 was utilised to redeem $1,725 million of debt in January 2022 as planned.

NOTES ON THE EEV BASIS RESULTS

1 Analysis of new business profit and EEV for long-term business operations

	2021
	New business profit (NBP)note	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL	352	776	3,761	45%	9%	3,114
Hong Kong	736	550	4,847	134%	15%	21,460
Indonesia	125	252	1,067	50%	12%	2,237
Malaysia	232	461	2,137	50%	11%	3,841
Singapore	523	743	6,214	70%	8%	7,732
Growth markets and other	558	1,412	6,127	40%	9%	6,262
Total continuing long-term operations	2,526	4,194	24,153	60%	10%	44,646

	2020 (AER)
	New business profit (NBP)note	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL	269	582	2,705	46%	10%	2,798
Hong Kong	787	758	5,095	104%	15%	20,156
Indonesia	155	267	1,154	58%	13%	2,630
Malaysia	209	346	2,023	60%	10%	4,142
Singapore	341	610	5,354	56%	6%	8,160
Growth markets and other	440	1,245*	5,256	35%	8%	4,975*
Total continuing long-term operations	2,201	3,808	21,587	58%	10%	42,861
* Re-presented to include amounts relating to Africa.

	2020 (CER)
	New business profit (NBP)note	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders’ equity, excluding goodwill
	$m	$m	$m	%	%	$m
CPL	288	623	2,894	46%	10%	2,871
Hong Kong	786	757	5,083	104%	15%	20,046
Indonesia	158	271	1,174	58%	13%	2,592
Malaysia	212	351	2,051	60%	10%	3,999
Singapore	350	626	5,495	56%	6%	8,000
Growth markets and other	446	1,262*	5,344	35%	8%	4,852*
Total continuing long-term operations	2,240	3,890	22,041	58%	10%	42,360
* Re-presented to include amounts relating to Africa.

Note
The movement in new business profit from continuing long-term operations is analysed as follows:

$m
2020 new business profit	2,201
Foreign exchange movement	39
Sales volume	175
Effect of changes in interest rates and other economic assumptions	(59)
Business mix, product mix and other items	170
2021 new business profit	2,526

EEV new business profit reflects the value of expected future profits from the new business sold in the year, and demonstrates the business written in the year is expected to be profitable. Information on the Group’s operating experience variances on the in-force business is shown in note 2.

2 Analysis of movement in net worth and value of in-force business for long-term business operations

	2021 $m					2020 $m
Continuing operations:	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value
					note (i)	note (i)
Balance at beginning of year	5,348	3,445	8,793	34,068	42,861	37,902
New business contribution	(537)	163	(374)	2,900	2,526	2,201
Existing business – transfer to net worth	2,340	(224)	2,116	(2,116)	–	–
Expected return on existing businessnote (ii)	157	79	236	1,525	1,761	1,401
Changes in operating assumptions, experience variances and other itemsnote (iii)	(173)	(6)	(179)	48	(131)	525
Operating profit before restructuring and IFRS 17 implementation costs	1,787	12	1,799	2,357	4,156	4,127
Restructuring and IFRS 17 implementation costs	(77)	–	(77)	(5)	(82)	(69)
Operating profit	1,710	12	1,722	2,352	4,074	4,058
Non-operating profit (loss)note (iv)	142	(179)	(37)	(566)	(603)	822
Profit (loss) for the year	1,852	(167)	1,685	1,786	3,471	4,880
Non-controlling interests share of (profit) loss	(11)	–	(11)	(19)	(30)	1
Profit (loss) for the year attributable to equity holders of the Company	1,841	(167)	1,674	1,767	3,441	4,881
Foreign exchange movements	(30)	(48)	(78)	(379)	(457)	542
Intra-group dividends and investment in operations	(1,115)	–	(1,115)	–	(1,115)	(567)
Other movementsnote (v)	(84)	–	(84)	–	(84)	103
Balance at end of yearnote (i)	5,960	3,230	9,190	35,456	44,646	42,861

Notes
(i)
The total embedded value for continuing long-term business operations at the end of each year show below, excluding goodwill attributable to equity holders, can be analysed further as follows:

	31 Dec 2021 $m	31 Dec 2020 $m
Value of in-force business before deduction of cost of capital and time value of options and guarantees	36,965	36,729
Cost of capital	(725)	(749)
Time value of options and guarantees*	(784)	(1,912)
Net value of in-force business	35,456	34,068
Free surplus	5,960	5,348
Required capital	3,230	3,445
Net worth	9,190	8,793
Embedded value from continuing operations	44,646	42,861
*
The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 8(i)(d). At 31 December 2021, the TVOG for continuing operations is $(784) million, with the substantial majority arising in Hong Kong. The TVOG has decreased since 31 December 2020 reflecting the generally higher government bond yields at 31 December 2021 which mean guarantees are less likely to be in-the-money. The TVOG reflects the variability of guaranteed benefit pay-outs across the range of economic scenarios around interest rates at the valuation date and represents some of the market risk for the key products in Hong Kong. As this market risk is explicitly allowed for via the TVOG, no further adjustment is made for this within the EEV risk discount rate, as described in note 8(i)(h). The magnitude of the TVOG at 31 December 2021 would be approximately equivalent to a 10 basis point (2020: 30 basis point) increase in the weighted average risk discount rate which has increased 70 basis points since 31 December 2020.
(ii)
The expected return on existing business reflects the effect of changes in economic and operating assumptions in the current year, as described in note 8(ii)(c). The movement in this amount compared to the prior year is analysed as follows:
$m
2020 expected return on existing business	1,401
Foreign exchange movement	22
Effect of changes in interest rates and other economic assumptions	253
Growth in opening value of in-force business and other items	85
2021 expected return on existing business	1,761

(iii)
The effect of changes in operating assumptions of $118 million in 2021 (2020: $390 million) principally reflects the outcome of the regular review of persistency, claims and expenses. Experience variances and other items of $(249) million (2020: $135 million) has been driven primarily by short-term persistency and claims impacts linked to Covid-19. There have been higher Covid-19-related claims in Indonesia and India, with high Covid-19 cases recorded in mid to late 2021. 2021 also began to see a more normalised level of medical reimbursement claims compared to 2020, when claims were more significantly reduced by customers either not seeking or deferring insured treatments.
(iv)
The EEV non-operating profit (loss) from continuing long-term operations can be summarised as follows:
	2021 $m	2020 $m
Short-term fluctuations in investment returnsnote (a)	(1,015)	1,909
Effect of change in economic assumptionsnote (b)	412	(996)
Loss attaching to corporate transactionsnote (c)	-	(91)
Non-operating profit (loss) from continuing operations	(603)	822

(a)
The charge of $(1,015) million in short-term fluctuations in investment returns mainly reflects lower than expected bond returns, following the rise in interest rates in many markets in the year, partially offset by better than expected equity returns.
(b)
The credit of $412 million for the effect of change in economic assumptions primarily arises from increases in long-term interest rates, resulting in higher assumed fund earned rates that impact projected future cash flows, partially offset by the effect of higher risk discount rates.
(c)
In 2020, the loss attaching to corporate transactions of $(91) million arose on the reinsurance transaction undertaken by the Hong Kong business as described in movement in Group free surplus.
(v)
Other movements include reserve movements in respect of share-based payments, treasury shares, intra-group loans and other intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity.

Sensitivity of results for long-term business operations to alternative economic assumptions

(i)
Sensitivity analysis – economic assumptions
The tables below show the sensitivity of the embedded value and the new business profit for continuing long-term business operations to:

–
1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
–
1 per cent rise in equity and property yields;
–
1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
–
20 per cent fall in the market value of equity and property assets (embedded value only); and
–
Holding the group minimum capital requirements under the GWS Framework in contrast to EEV basis required capital (embedded value only). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital. This has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business profit and expected return on existing business.

New business profit from continuing long-term business

	2021* $m	2020 $m
New business profit	2,526	2,201
Interest rates and consequential effects – 2% increase	88	107
Interest rates and consequential effects – 1% increase	70	78
Interest rates and consequential effects – 0.5% decrease	(64)	(98)
Equity/property yields – 1% rise	155	140
Risk discount rates – 2% increase	(653)	(626)
Risk discount rates – 1% increase	(380)	(372)
*
2021 new business profit includes Africa operations following the change in the Group’s operating segments in 2021. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.

Embedded value of continuing long-term business

	31 Dec 2021* $m	31 Dec 2020 $m
Embedded value	44,646	42,861
Interest rates and consequential effects – 2% increase	(4,782)	(3,589)
Interest rates and consequential effects – 1% increase	(2,228)	(1,429)
Interest rates and consequential effects – 0.5% decrease	223	177
Equity/property yields – 1% rise	1,909	1,949
Equity/property market values – 20% fall	(1,959)	(1,912)
Risk discount rates – 2% increase	(9,717)	(9,225)
Risk discount rates – 1% increase	(5,443)	(5,286)
Group minimum capital requirements	136	150
*
Embedded value includes Africa operations following the change in the Group's operating segments in 2021. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.

Overall, the new business profit sensitivities at 31 December 2021 are in line with those at 31 December 2020.

For a 1 per cent increase in assumed interest rates, the $(2,228) million negative effect comprises a $(5,443) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $3,215 million benefit from assuming 1 per cent higher investment returns. Similarly, for a 2 per cent increase in assumed interest rates the $(4,782) million negative effect comprises a $(9,717) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $4,935 million benefit from higher assumed investment returns. Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $223 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns. These offsetting impacts are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates. At the current and higher interest rates at 31 December 2021, there is a reduced benefit from further increases in investment returns compared to 31 December 2020, as guarantees written to policyholders are less likely to be in-the-money at current levels. This contrasts with the adverse effect of higher risk discount rates which tends to be more stable from period to period, all other things being equal.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown. For example, market risk allowances would likely be increased within the risk discount rate if interest rates increased by 1 per cent, leading to a reduction of $(2,583) million (compared with the $(2,228) million impact shown above). However, if interest rates actually decreased by 0.5 per cent, it would lead to a $409 million increase (compared with the $223 million increase shown above).

(ii)
Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the embedded value and the new business profit for continuing long-term business operations to:

–
10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
–
10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
–
5 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

New business profit from long-term business

	2021* $m	2020 $m
New business profit	2,526	2,201
Maintenance expenses – 10% decrease	60	47
Lapse rates – 10% decrease	190	156
Mortality and morbidity – 5% decrease	143	106
*
2021 new business profit includes Africa operations following the change in the Group’s operating segments in 2021. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.

Embedded value of long-term business

	31 Dec 2021* $m	31 Dec 2020 $m
Embedded value	44,646	42,861
Maintenance expenses – 10% decrease	455	476
Lapse rates – 10% decrease	1,901	1,774
Mortality and morbidity – 5% decrease	1,596	1,689
*
Embedded value includes Africa operations following the change in the Group's operating segments in 2021. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.

Expected transfer of value of in-force business and required capital to free surplus for long-term business operations on a discounted basis

The table below shows how the value of in-force business (VIF) and the associated required capital for long-term business operations are projected as emerging into free surplus over future years. Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group’s EEV reporting and so are subject to the same assumptions and sensitivities. The projected emergence of VIF and required capital into free surplus in 2021 will be the starting point for expected free surplus generation next year, after updating for operating and economic assumption changes. See note I(vi) of the additional financial information for further detail.

	Total expected	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec
	emergence	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
2021 ($m)	38,922	9,520	6,824	5,160	4,190	9,588	3,640
(%)	100%	24%	18%	13%	11%	25%	9%

2020 ($m)	38,594	9,112	6,932	5,511	4,234	9,193	3,612
(%)	100%	24%	18%	14%	11%	24%	9%

The required capital and value of in-force business for long-term business operations can be reconciled to the total discounted emergence of future free surplus shown above as follows:

	31 Dec 2021* $m	31 Dec 2020 $m
Required capitalnote 2	3,230	3,445
Value of in-force business (VIF)note 2	35,456	34,068
Other items**	236	1,081
Continuing long-term business operations	38,922	38,594
*
2021 amounts include Africa operations following the change in the Group’s operating segments in 2021.
**
‘Other items’ represent the impact of the TVOG and amounts incorporated into VIF where there is no definitive time frame for when the payments will be made or receipts received. These items are excluded from the expected free surplus generation profile above.

EEV basis results for other operations

EEV basis other income and expenditure represents the post-tax IFRS basis results for other operations (before restructuring and IFRS 17 implementation costs), together with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the continuing covered business, as shown in the table below. It mainly includes interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that are not recharged/allocated to the insurance operations.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV basis results for long-term insurance operations excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the EEV for long-term insurance operations assumes that the cost of internal asset management services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business). The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group’s IFRS basis reporting. An adjustment is accordingly made to Group EEV operating profit, within the EEV basis results for other operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group EEV operating profit includes the actual profit earned in respect of the management of these assets.

Any costs incurred within the head office functions in London and Hong Kong that are deemed attributable to the long-term insurance (covered) business are recharged/allocated to the insurance operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for long-term insurance operations allow for amounts expected to be recharged/allocated by the head office functions. Other costs that are not recharged/allocated to the insurance operations are shown as part of other income and expenditure for the current period, and are not included within the projection of future expenses for in-force insurance business.

	2021 $m	2020 $m
IFRS basis other income and expenditure (as recorded in note B1.1 of the IFRS financial statements)	(605)	(743)
Tax effects on IFRS basis results	(37)	(15)
Less: unwind of expected profit on internal management of the assets of continuing long-term business	(81)	(68)
EEV basis other income and expenditure	(723)	(826)

The EEV basis shareholders’ equity for other operations is taken to be IFRS basis shareholders’ equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Under the GWS Framework, all debt instruments issued by Prudential plc at the 31 December 2021 are included as capital resources.

Shareholders’ equity for other operations can be compared across metrics as shown in the table below.

	2021 $m	2020 $m
IFRS basis shareholders’ equity (as recorded in note C1 of the IFRS financial statements)	1,679	(1,596)
Mark-to-market value adjustment on central borrowingsnote 6	(438)	(795)
EEV basis shareholders’ equity	1,241	(2,391)
Debt instruments treated as capital resources	6,158	4,752
Free surplus of other (central) operations	7,399	2,361

Treatment of discontinued US operations following the demerger
On completion of the demerger of the Group’s US operations (Jackson) in September 2021, the Group’s pre-demerger interest in Jackson was remeasured to its observable fair value at that date, with any remeasurement gain or loss recognised in the results of discontinued operations. At the same time, the fair value of the interest in Jackson distributed to the Group’s shareholders was recognised directly as a reduction in Group equity. The Group retained a 19.7 per cent economic interest (19.9 per cent voting interest) of Jackson immediately following the demerger, which was valued at $493 million at that time. In December 2021, Jackson repurchased 2,242,516 shares of its Class A common stock from Prudential which reduced Prudential’s economic interest to 18.4 per cent as at 31 December 2021 (18.5 per cent voting interest) and realised a gain of $23 million which is included in corporate transactions. The remaining 18.4 per cent economic interest is measured at fair value within the EEV results at 31 December 2021. Unrealised changes in fair value since the date of demerger have been included in other movements in equity items from continuing operations as part of the EEV basis results for other operations. This treatment is consistent with the approach adopted for IFRS as discussed in note D1.2 of the IFRS financial statements.

Net core structural borrowings of shareholder-financed businesses

		31 Dec 2021 $m		31 Dec 2020 $m
	IFRS basis	Mark-to -market value adjustment	EEV basis at market value	IFRS basis	Mark-to -market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)
Holding company cash and short-term investmentsnote (i)	(3,572)	-	(3,572)	(1,463)	-	(1,463)
Central borrowings:
Subordinated debt	4,075	196	4,271	4,332	420	4,752
Senior debt	1,702	242	1,944	1,701	375	2,076
Bank loan	350	-	350	350	-	350
Total central borrowings	6,127	438	6,565	6,383	795	7,178
Total net central funds from continuing operations	2,555	438	2,993	4,920	795	5,715
Discontinued US operations (Jackson Surplus Notes)				250	90	340
Net core structural borrowings of shareholder-financed businesses				5,170	885	6,055

Notes
(i) Holding company includes centrally managed group holding companies. $1,725 million of the cash held at the year-end was used in January 2022 to complete the planned debt redemptions.
(ii)
As recorded in note C5.1 of the IFRS financial statements.
(iii)
The movement in the value of core structural borrowings includes foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment from continuing operations can be analysed as follows:

	2021 $m	2020 $m
Balance at beginning of year	795	548
(Credit) charge included in the income statement from continuing operations	(357)	247
Balance at end of year	438	795

The movement in the value of the Jackson Surplus Notes is included in the results of the discontinued US operations.

Comparison of EEV basis shareholders’ equity with IFRS basis shareholders’ equity

	31 Dec 2021 $m	31 Dec 2020 $m
Assets less liabilities before deduction of insurance funds	164,810	421,987
Less insurance funds (including liabilities in respect of insurance products classified as investment contracts under IFRS 4):
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits fundsnote (i)	(147,546)	(399,868)
Shareholders’ accrued interest in the long-term business	30,267	33,129
	(117,279)	(366,739)
Less non-controlling interests	(176)	(1,241)
Total net assets attributable to equity holders of the Company	47,355	54,007

Share capital	182	173
Share premium	5,010	2,637
IFRS basis shareholders’ reserves	11,896	18,068
IFRS basis shareholders’ equity, net of non-controlling interests	17,088	20,878
Shareholders’ accrued interest in the long-term business	30,267	33,129
EEV basis shareholders’ equity, net of non-controlling interestsnote (ii)	47,355	54,007

Analysed as:
Continuing operations		41,926
Discontinued US operations		12,081
EEV basis shareholders’ equity, net of non-controlling interests		54,007

Notes
(i)
The 2020 “policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds” included amounts relating to the discontinued US operations.
(ii)
The 31 December 2021 amount includes the Group’s retained 18.4 per cent economic interest (18.5 per cent voting interest) in Jackson post demerger at fair value.

Methodology and accounting presentation

The methodology and accounting presentation below are stated for the Group’s continuing business operations only. Following Jackson’s demerger, the Group’s US operations are no longer included in covered business with comparatives being re-presented. Methodology applied for the discontinued US operations in the comparative results is provided in note 8 of the Group’s EEV financial statements for the year ended 31 December 2020.

(i)
Methodology

(a)
Covered business
The EEV basis results for the Group’s continuing operations are prepared for ‘covered business’ as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business (including the Group’s investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders. The definition of long-term insurance business comprises those contracts falling under the definition for regulatory purposes. Africa operations are included within the covered business from 2021 following the change in the Group’s operating segments. Further details on the Group’s segments are provided in note B1.2 of the IFRS basis results. The amounts are shown within the continuing insurance segment for all periods.

The EEV basis results for the Group’s covered business are then combined with the post-tax IFRS basis results of the Group’s asset management and other operations (including interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that is not recharged/allocated to the insurance operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b)
Valuation of in-force and new business
The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 9(iii). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 9(i), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group’s new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 4. New business premiums for regular premium products are shown on an annualised basis.

New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group’s management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

Valuation movements on investments
Investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit or loss for the period and shareholders’ equity as they arise.

The results for the covered business conceptually reflect the aggregate of the post-tax IFRS basis results and the movements in the additional shareholders’ interest recognised on an EEV basis. Therefore, the starting point for the calculation of the EEV basis results reflects the market value movements recognised on an IFRS basis.

(c)
Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d)
Financial options and guarantees

Nature of financial options and guarantees
Participating products, principally written in Hong Kong, Singapore and Malaysia, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value
The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 9(ii).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e)
Level of required capital
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has generally been set to an amount at least equal to local statutory notification requirements.

For CPL life operations, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. For Singapore life operations, the level of net worth and required capital is based on the Tier 1 Capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation.

(f)
With-profits business and the treatment of the estate
For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g)
Internal asset management
In line with the EEV Principles, the in-force and new business results from long-term business include the projected future profit or loss from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders’ other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h)
Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Since financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group’s methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s covered business. For the Group’s businesses in less mature markets (such as the Philippines, Thailand and Africa) additional allowances of 250 basis points are applied. The level and application of these allowances are reviewed and updated based on an assessment of the Group’s exposure and experience in the markets. For the Group’s business in more mature markets, no additional allowance is necessary. At 31 December 2021, the total allowance for non-diversifiable non-market risk is equivalent to a $(3.7) billion (or (8) per cent) reduction to the embedded value of continuing long-term business operations.

(i)
Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial statements.

(j)
Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

(ii)
Accounting presentation

(a)
Analysis of post-tax profit
To the extent applicable, the presentation of the EEV basis profit or loss for the period from continuing operations is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS basis results. Operating results are determined as described in note (b) below and incorporate the following:

–
New business profit, as defined in note (i)(b) above;
–
Expected return on existing business, as described in note (c) below;
–
The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
–
Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

–
Short-term fluctuations in investment returns;
–
Mark-to-market value movements on core structural borrowings;
–
Effect of changes in economic assumptions; and
–
The impact of corporate transactions, if any, undertaken in the year.

Total profit or loss in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b)
Investment returns included in operating profit
For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c)
Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d)
Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e)
Operating experience variances
Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f)
Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

Assumptions

(i)
Principal economic assumptions
The EEV basis results for the Group’s covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact all projected future cash flows. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market. The risk-free rates of return are shown below for each of the Group’s insurance operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group’s long-term view.

As described in note 8(i)(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets.

Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

	Risk discount rate %				10-year government bond yield %		Equity return (geometric) %
	New business		In-force business
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2021	2020	2021	2020	2021	2020	2021	2020
CPL	7.3	7.7	7.3	7.7	2.8	3.2	6.8	7.2
Hong Kongnote (a)	2.5	2.0	2.8	2.1	1.5	0.9	5.0	4.4
Indonesia	9.9	8.9	10.5	10.0	7.0	6.5	11.3	10.8
Malaysia	5.7	4.4	6.1	4.9	3.7	2.6	7.2	6.1
Philippines	12.0	10.3	12.0	10.3	4.8	3.1	9.0	7.3
Singapore	3.4	2.3	3.8	2.9	1.7	0.9	5.2	4.4
Taiwan	3.5	3.0	3.1	2.5	0.7	0.3	4.7	4.3
Thailand	9.3	8.5	9.3	8.5	2.0	1.3	6.3	5.5
Vietnam	4.0	4.3	4.1	4.5	2.2	2.6	6.4	6.8
Total weighted average (new business)note (b)	5.0	4.1	n/a	n/a	2.7	2.1	6.1	5.8
Total weighted average (in-force business)note (b)	n/a	n/a	4.3	3.6	2.3	1.7	5.8	5.3

Notes
(a)
For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(b)
Total weighted average assumptions have been determined by weighting each business’s assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The 2021 weighted average assumptions include Africa operations following the change in the Group's operating segments in 2021. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowance for market risk (including as a result of changes in asset mix) and changes in product mix.
(c)
Expected long-term inflation assumptions range from 1.5 per cent to 5.5 per cent (31 December 2020: 1.5 per cent to 5.5 per cent).

(ii)
Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 8(i)(d).

-
The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore, Taiwan and Vietnam businesses;
-
The principal asset classes are government bonds, corporate bonds and equity;
-
Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-
Equity returns are assumed to follow a log-normal distribution;
  -
  The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
  -
  The volatility of equity returns ranges from 18 per cent to 35 per cent for both years; and
-
The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for both years.

(iii)
Operating assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions
Expense levels, including those of the service companies that support the Group’s long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged/allocated from the Group head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business. The assumed future expenses for the long-term insurance business allow for amounts expected to be recharged/allocated by the head office functions. Development expenses are allocated to covered business and are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged/allocated to the long-term insurance or asset management operations, primarily for corporate related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 8(i)(j). The local standard corporate tax rates applicable are as follows:

%
CPL	25.0
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	22.0
Malaysia	24.0
Philippines	Up to 30 June 2020: 30.0; from 1 July 2020: 25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

Insurance new business

	Single premiums		Regular premiums		Annual premium equivalents (APE)		Present value of new business premiums (PVNBP)
	2021 $m	2020 $m	2021 $m	2020 $m	2021 $m	2020 $m	2021 $m	2020 $m
CPLnote (a)	1,760	1,068	600	475	776	582	3,761	2,705
Hong Kong	808	184	469	741	550	758	4,847	5,095
Indonesia	258	226	226	244	252	267	1,067	1,154
Malaysia	74	90	453	337	461	346	2,137	2,023
Singapore	2,412	1,496	502	460	743	610	6,214	5,354
Growth markets:
Africanote (b)	15	17	133	110	134	112	288	-
Cambodia	-	-	14	10	14	10	59	45
Indianote (c)	285	225	200	154	228	177	1,172	902
Laos	-	-	1	1	1	1	2	3
Myanmar	-	-	1	-	1	-	3	1
Philippines	89	49	168	134	177	139	655	528
Taiwan	172	201	379	367	397	387	1,417	1,445
Thailand	142	122	204	171	218	183	882	768
Vietnam	55	21	237	234	242	236	1,649	1,564
Total continuing operationsnote (d)	6,070	3,699	3,587	3,438	4,194	3,808	24,153	21,587

Notes
(a)
New business in CPL is included at Prudential’s 50 per cent interest in the joint venture.
(b)
2021 new business includes Africa operations following the change in the Group’s operating segments in 2021.
(c)
New business in India is included at Prudential's 22 per cent interest in the associate.
(d)
The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the Group IFRS income statement.

Post balance sheet events

Dividends
The 2021 second interim ordinary dividend approved by the Board of Directors after 31 December 2021 is as described in note B5 of the IFRS financial statements.

Debt redemption
On 20 January 2022, US$1,725 million of notes in core structural borrowings of shareholder-financed businesses, as shown in note C5.1 of the IFRS financial statements, were redeemed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 March 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer